UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUMMIT MATERIALS, INC.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

86614U100

(CUSIP Number)

GRUPO ARGOS S.A.

Carrera 43A # 1A Sur - 143

Edificio Santillana, Torre Sur

Medellín, Colombia, 050021

+57 60 (4) 315 8400

Attn: Rafael Olivella

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86614U100

1.	Names of Reporting Person: GRUPO ARGOS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.4% (1)
14.	Type of Reporting Person (See Instructions): HC, CO (2)

(1)

Based on 174,220,999 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Summit Materials, Inc., a Delaware corporation (the “Issuer”), outstanding on January 12, 2024 following (1) the issuance of 54,720,000 total shares of Class A Common Stock to Argos SEM, LLC, a Delaware limited liability company (“Argos SEM”) and Valle Cement Investments, Inc. a sociedad anónima incorporated in the Republic of Panama (“Valle Cement”), pursuant to the Transaction Agreement, dated as of September 7, 2023 (the “Transaction Agreement”), entered into by and among Argos North America Corp., a Delaware corporation (“ANAC”), Cementos Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Cementos Argos”), Argos SEM and Valle Cement, which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2023, in addition to (2) 119,500,999 shares of Class A Common Stock issued and outstanding as of December 11, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed on January 11, 2024. Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Grupo Argos”), is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(2)

Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: CEMENTOS ARGOS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.4% (1)
14.	Type of Reporting Person (See Instructions): HC, CO

(1)

Based on 174,220,999 shares of Class A Common Stock, outstanding on January 12, 2024 following (1) the issuance of 54,720,000 total shares of Class A Common Stock to Argos SEM and Valle Cement, pursuant to the Transaction Agreement, in addition to (2) 119,500,999 shares of Class A Common Stock issued and outstanding as of December 11, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed on January 11, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: ARGOS SEM, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.4% (1)
14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)

Based on 174,220,999 shares of Class A Common Stock outstanding on January 12, 2024 following (1) the issuance of 54,720,000 total shares of Class A Common Stock to Argos SEM and Valle Cement, pursuant to the Transaction Agreement, in addition to (2) 119,500,999 shares of Class A Common Stock issued and outstanding as of December 11, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed on January 11, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: VALLE CEMENT INVESTMENTS INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.4% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based on 174,220,999 shares of Class A Common Stock outstanding on January 12, 2024 following (1) the issuance of 54,720,000 total shares of Class A Common Stock to Argos SEM and Valle Cement, pursuant to the Transaction Agreement, in addition to (2) 119,500,999 shares of Class A Common Stock issued and outstanding as of December 11, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed on January 11, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Item 1. Security and Issuer

This report on Schedule 13D (this “Schedule 13D”) relates to the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and issued and outstanding share of preferred stock, par value $0.01 per share (the “Preferred Share”), of Summit Materials, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1801 California St, Ste. 3500 Denver, CO 80202 and its telephone number at such office is (303) 893-0012.

Item 2. Identity and Background

This Schedule 13D is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Grupo Argos”), (ii) Cementos Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Cementos Argos”), (iii) Argos SEM, LLC, a Delaware limited liability company (“Argos SEM”) and (iv) Valle Cement Investments Inc., a sociedad anónima incorporated in the Republic of Panama (“Valle Cement” and, together with Argos SEM, the “Argos Parties”). Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Cementos Argos is the sole shareholder of both Argos SEM and Valle Cement. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos.

The Reporting Persons are filing this Schedule 13D jointly, in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Exchange Act, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement, dated as of January 22, 2024, among the Reporting Persons is attached as Exhibit 99.1 hereto.

The address of the principal office of Grupo Argos is Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021. The address of the principal office of Cementos Argos is Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia, 050021. The address of the principal office of Argos SEM is 251 Little Falls Drive, Wilmington, Delaware, 19808, United States. The address of the principal office of Valle Cement is Capital Plaza Building, 15th Floor, Paseo Roberto Motta, Costa del Este, Panama, Republic of Panama. The principal business of Grupo Argos is to be an infrastructure holding company in the Americas. Grupo Argos holds investments in the cement business, in road and airport concessions and a in both conventional and renewable energies. The principal business of Cementos Argos is cement and concrete manufacturing. The principal business of Argos SEM is to hold and control stock in other companies (holding company). The principal business of Valle Cement is to hold and control stock in other companies (holding company).

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Grupo Argos, Cementos Argos, Argos SEM and Valle Cement are set forth in Schedule A, Schedule B, Schedule C and Schedule D, respectively, hereto and incorporated by reference herein.

During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule A, Schedule B, Schedule C or Schedule D hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On September 7, 2023, the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) with Argos North America Corp., a Delaware corporation (“ANAC”), Cementos Argos, Argos SEM and Valle Cement. Pursuant to the Transaction Agreement and in connection with the closing of the transactions contemplated thereby (the “Transaction”) on January 12, 2024, the Issuer acquired all of the outstanding equity interests of ANAC, previously held by the Argos Parties for (i) $1.2 billion of cash (subject to customary adjustments set forth in the Transaction Agreement), (ii) 54,720,000 shares of Class A Common Stock and (iii) the Preferred Share.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Class A Common Stock reported on this Schedule 13D as part of the consideration for the Closing Consideration (as defined in the Transaction Agreement). As contemplated by the Stockholder Agreement (as defined below), on January 12, 2024, the Board (as defined below) appointed Jorge Mario Velasquez, Irene Moshouris, and Juan Esteban Calle, each designated by Cementos Argos.

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties, including representatives of any of the foregoing, in connection with the Reporting Persons’ holdings in the Issuer. Such discussions may include one or more of management, the Board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, operations, appointments to the Board, governance, performance, management, strategies and other matters related to the Issuer. These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, subject to the terms of the Registration Rights Agreement (as defined below) and the Stockholder Agreement and depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, the market and other conditions, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, take such actions with respect to the holdings in the Issuer as they deem appropriate, including: (i) purchase additional shares of Common Stock or other equity interests of the Issuer, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell, pledge or otherwise dispose of all or a portion of the shares of Common Stock or other equity interests, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other plans or proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

As described in Item 6 below, the Reporting Persons are subject to certain restrictions on certain of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including acquisitions, dispositions, hedges and pledges of securities of the Issuer. Accordingly, the Reporting Persons and their representatives may engage in discussions with the Issuer and its representatives in connection with any such transactions. The Reporting Persons specifically reserve the right to change their intention with respect to any or all of the foregoing.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons or the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed (other than those securities reported herein as being held directly by such Reporting Person).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Certificate of Designation

In connection with the consummation of the Transaction, the Issuer filed the Certificate of Designation with the Secretary of State of the State of Delaware, and the Certificate of Designation became effective on January 12, 2024. The Certificate of Designation includes, among other rights, privileges and restrictions, that the Preferred Share:

•

will be issued to, and at all times held solely by, Cementos Argos and will not in any event be Transferable (as defined in the Stockholder Agreement, without giving effect to clause (iii) in the definition thereof) without the prior written consent of the board of directors of the Issuer (the “Board”);

•

will entitle the holder of the Preferred Share to no economic rights whatsoever (and no dividends or other distributions will be declared or paid on the Preferred Share); · is not convertible into or exchangeable for any Class A Common Stock or Class B common stock, par value $0.01 per share, of the Issuer (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) or other security of the Issuer;

•

will not entitle the holder of the Preferred Share to vote on any matter; provided that: (x) solely during a Preferred Voting Window (as defined in the Stockholder Agreement), and subject in all respects to the terms, conditions, obligations and limitations set forth in the Stockholder Agreement, the Preferred Share will entitle the holder thereof to vote together with the holders of Class A Common Stock and Class B Common Stock as a single class, on any matter for which the holders of Class A Common Stock and Class B Common Stock are generally entitled to vote, and (y) on such matters referred to in the foregoing clause (x), the voting power of the Preferred Share will represent the minimum number of votes as would allow the holder thereof to have a voting interest in the Issuer of 25.01% (with the Preferred Share voting together as a single class with Class A Common Stock and Class B Common Stock) in respect of any matter that is the subject of approval by the holders of Class A Common Stock and Class B Common Stock generally; and

•

will be immediately and automatically cancelled, without consideration and with no further action on the part of any person, upon the earliest to occur of (i) certain change of control transactions of the Issuer, (ii) such time as Investor Anchor (as defined in the Stockholder Agreement) has a voting interest in the Issuer equal to or less than 25% and the 90 day trading period has expired following any (A) issuance of voting securities by the Issuer that results in a reduction of Investor Anchor’s voting interest or (B) sale, disposition or transfer by Investor Anchor of Class A Common Stock which would result in a reduction of Investor Anchor’s beneficial ownership of Class A Common Stock, or (iii) such Preferred Share is held by any person other than Cementos Argos, in the case of (i) or (iii) of the foregoing, without the prior written consent of the Board.

The foregoing description of Certificate of Designation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designation, a copy of which is attached as Exhibit 3.1 and the terms of which are incorporated herein by reference.

Stockholder Agreement

Upon consummation of the Transaction, pursuant to the terms of the Transaction Agreement, the Issuer, Cementos Argos, Argos SEM, Valle Cement and, solely for the purpose of specified sections of the Stockholder Agreement, Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia, entered into that certain Stockholder Agreement, dated as of January 12, 2024 (the “Stockholder Agreement”).

Pursuant to the Stockholder Agreement, for a period of two years from the closing of the Transaction (the “Lock-Up Termination Date”), Grupo Argos, Cementos Argos and their respective affiliates will not transfer or dispose of any shares of Class A Common Stock issued to such investor pursuant to the Transaction Agreement without the Issuer’s consent, other than certain permitted transfers.

In addition, until the date on which no Investor Nominee (as defined below) is entitled to serve on the Board, Grupo Argos, Cementos Argos and each Investor Participant (as defined in the Stockholder Agreement) will not, and will cause each of their respective controlled affiliates and will direct their representatives acting on their behalf not to, among other matters, directly or indirectly acquire, agree to acquire, or propose or offer to acquire (including through the acquisition of beneficial ownership) any shares of Class A Common Stock or securities that are convertible or exchangeable into (or exercisable for) shares of the Class A Common Stock, subject to certain exceptions, including with respect to certain preemptive rights granted to Cementos Argos, and provided that as long as Investor Anchor owns Class A Common Stock greater or equal to the 25% Threshold (as defined below), Grupo Argos, Cementos Argos and each Investor Participant and any of their respective controlled affiliates are permitted to take such action if such persons would not collectively own more than the Cap (as defined below) following such action.

Pursuant to the Stockholder Agreement, as of immediately following the closing of the Transaction, the Board is comprised of eleven or fewer directors, including three individuals designated by Cementos Argos as its nominees (each such person, an “Investor Nominee”, and, collectively, the “Investor Nominees”), who were appointed to the Board at the closing.

Pursuant to the Stockholder Agreement, the Issuer will agree, at any annual meeting or special meeting of stockholders of the Issuer at which directors are to be elected to the Board (each a “Stockholder Meeting”), to nominate:

•

three Investor Nominees who are Acceptable Persons (as defined in the Stockholder Agreement) to the Board, as long as Investor Anchor beneficially owns greater than 25.0% of the then-outstanding shares of Class A Common Stock (the “25% Threshold”); provided that, one such Investor Nominee will be an individual that qualifies as an independent director of the Company under Rule 303A(2) of the NYSE Listed Company Manual;

•

two Investor Nominees who are Acceptable Persons to the Board, as long as Investor Anchor beneficially owns greater than 17.5% of the then-outstanding shares of Class A Common Stock (the “17.5% Threshold”) but less than or equal to the 25% Threshold; and

•

one Investor Nominee who is an Acceptable Person to the Board, as long as Investor Anchor beneficially owns greater than 5.0% of the then-outstanding shares of Class A Common Stock but less than or equal to the 17.5% Threshold.

Cementos Argos’s right to designate Investor Nominees will cease to exist after Investor Anchor no longer beneficially owns more than 5.0% of the outstanding shares of Class A Common Stock, subject to the terms and conditions of the Stockholder Agreement.

At any time when the 25% Threshold is satisfied, without the prior written consent of Cementos Argos (not to be unreasonably withheld, conditioned or delayed), the Issuer and its subsidiaries will not (i) incur indebtedness in excess of certain thresholds, (ii) enter into certain related party agreements between the Issuer, its subsidiaries, and their respective affiliates providing for payments to such affiliates in excess of $20 million, subject to certain exceptions, (iii) fundamentally change the business of the Issuer and its subsidiaries, taken as a whole, in a manner that would (a) constitute a significant departure from the construction materials industry or (b) result in the Issuer and its subsidiaries, taken as a whole, ceasing to operate in the construction materials industry; provided that, the foregoing shall not prohibit certain change of control transactions, (iv) voluntarily liquidate, dissolve or wind-up the Issuer or (v) authorize, agree or commit to do any of the foregoing.

The foregoing description of the Stockholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholder Agreement, a copy of which is attached as Exhibit 10.1 and the terms of which are incorporated herein by reference.

Registration Rights Agreement

Upon consummation of the Transaction, pursuant to the terms of the Transaction Agreement, the Issuer, Cementos Argos, Argos SEM and Valle Cement (each of Argos SEM and Valle Cement, an “Investor Participant”), entered into that certain Registration Rights Agreement, dated as of January 12, 2024 (the “Registration Rights Agreement”), pursuant to which, among other matters, subject to certain limited exceptions, Cementos Argos and each Investor Participant were granted certain customary shelf, demand and “piggy-back” registration rights with respect to their shares of Class A Common Stock.

Shelf Registration

Pursuant to the Registration Rights Agreement, following the Lock-Up Termination Date and no later than 60 days after a written request by Cementos Argos or an Investor Participant, the Issuer will (i) prepare and file with the SEC a shelf registration for the Registrable Securities (as defined in the Registration Rights Agreement) on (a) Form S-3 or a successor form (any such form, a “Form S-3”), if the Issuer is then eligible to file a registration statement on Form S-3 (“S-3 Eligible”), or (b) if the Issuer is not then S-3 Eligible, any other appropriate form under the Securities Act of 1933, as amended (the “Securities Act”) for the type of offering contemplated by Cementos Argos or (ii) use an existing Form S-3 filed with the SEC, in each case providing for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto, which in each case of (i) and (ii) covers all Registrable Securities then outstanding held by Cementos Argos, its affiliates and their permitted assignees for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto. If at the time of such request the Issuer is a well-known seasoned issuer, such shelf registration shall, upon the approval of the Board, cover an unspecified number of registrable securities to be sold thereunder.

Demand Registration Rights

Each of Cementos Argos and each Investor Participant will be entitled to four demand registrations on Form S-1 (and an unlimited number on Form S-3, but any underwritten registration on Form S-3 will count as a demand registration on Form S-1 by any such person if undertaken as an underwritten offering at its demand at a time when Form S-3 is available to the Issuer); provided that Cementos Argos and each Investor Participant is limited to no more than two underwritten demand registrations in any calendar year without the consent of the other parties and the Issuer.

Piggyback Registration

If the Issuer proposes to register any of its equity securities under the Securities Act either for the Issuer’s own account or any of its stockholders (other than pursuant to registrations on Form S-4 or any successor form, on Form S-8 or any successor form relating solely to securities issued pursuant to any benefit plan, an offering of securities solely to then-existing stockholders of the Issuer, a dividend reinvestment plan, an exchange offer or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a Registration Statement) (each such registration not withdrawn or abandoned prior to the effective date thereof being herein called a “Piggyback Registration”), the Issuer will give written notice to Investor of such proposal not later than the twentieth day prior to the anticipated filing date of such Piggyback Registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.2 and the terms of which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1*†	Transaction Agreement, dated September 7, 2023, among Summit Materials, Inc., Argos North America Corp., Cementos Argos S.A., Argos SEM, LLC and Valle Cement Investments Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2023)

3.1	Certificate of Designation, dated as of January 12, 2024 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2024)

10.1	Stockholder Agreement, dated as of January 12, 2024, by and among Summit Materials, Inc., Cementos Argos S.A., Argos SEM, LLC and Valle Cement Investments Inc. and, solely for the purpose of specified sections of the Stockholder Agreement, Grupo Argos S.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2024)

10.2	Registration Rights Agreement, dated as of January 12, 2024, by and among Summit Materials, Inc., Cementos Argos S.A., Argos SEM, LLC and Valle Cement Investments Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2024)

99.1	Joint Filing Agreement, dated as of January 22, 2024.

*

Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes, schedules and exhibits upon request by the SEC.

†	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

GRUPO ARGOS S.A.

By:	/s/ Rafael Olivella
Name: Rafael Olivella
Title: Vice President

CEMENTOS ARGOS S.A.

By:	/s/ Felipe Aristizabal
Name: Felipe Aristizabal
Title: Vice President

ARGOS SEM, LLC

By:	/s/ Gustavo Adolfo Uribe
Name: Gustavo Adolfo Uribe
Title: President

VALLE CEMENT INVESTMENTS INC.

By:	/s/ Gustavo Adolfo Uribe
Name: Gustavo Adolfo Uribe
Title: President

Schedule A

GRUPO ARGOS

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Jorge Mario Velásquez	CEO	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Alejandro Piedrahita	Vice President of Strategy and Corporate Finance	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Rafael Olivella	Vice President of Legal Affairs	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Directors

Name	Present Principal Occupation	Business Address	Citizenship
Claudia Bentancourt	General Director at Amalfi S.A.S.	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Ana Cristina Arango	Director of Inversiones el Yarumo S.A.	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Rosario Córdoba	Independent consultant	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Jorge Alberto Uribe	Independent consultant	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Armando Montenegro	Chairman, BTG Pactual Colombia	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Esteban Piedrahita	Rector of ICESI University	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Mauricio Ortega	Partner at Suma Legal S.A.S.	Carrera 43A # 1A sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021	Colombian

Schedule B

CEMENTOS ARGOS

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Juan Esteban Calle	Chief Executive Officer	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian - Canadian

Felipe Aristizabal	VP. Finance	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian

María Isabel Echeverri	VP. Corporate Affairs	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian

Tomás Restrepo	VP. Chief Future Officer	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian

Carlos Horacio Yusty	VP. Colombian Region	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian

Gustavo Uribe	Central America General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gari Manuel de la Rosa	Caribbean General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gabriel Ballestas	Trading General Director	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Norte, Piso 3, Medellín, Colombia	Colombian

Directors

Name	Present Principal Occupation	Business Address	Citizenship
Jorge Mario Velásquez Jaramillo	CEO Grupo Argos	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Alejandro Piedrahita Borrero	Vice President of Strategy and Corporate Finance Grupo Argos	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Rafael Olivella Vives	Vice President of Legal Affairs Grupo Argos	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Carlos Gustavo Arrieta Padilla	Senior Partner at Arrieta Mantilla Asociados	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Cecilia Piedad Rodríguez González-Rubio	CEO Corporación Bioparques	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Carolina Soto Losada	Senior Associate at Dattis Comunicaciones	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian

Leon Elías Teicher Grauman	Independent consultant	Carrera 43A # 1A sur – 143, Centro Santillana, Torre Sur, Medellín, Colombia	Colombian - Canadian

Schedule C

ARGOS SEM

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Gustavo Adolfo Uribe	President and Treasurer - Cementos Argos Central America General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gari Manuel de la Rosa	Secretary - Cementos Argos Caribbean General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Directors

Name	Present Principal Occupation	Business Address	Citizenship
Gustavo Adolfo Uribe	Cementos Argos Central America General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gari Manuel de la Rosa	Cementos Argos Caribbean General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Luis Tovar	General Director of Argos Honduras	Edif. Corporativo 777, sexto nivel. Blvd San Juan Bosco, Colonia Lomas del Guijarro Sur, Tegucugalpa, Honduras. C.A.	Colombian

Schedule D

VALLE CEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Gustavo Adolfo Uribe	President and Treasurer – Cementos Argos Central America General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gari Manuel de la Rosa	Vice President and Secretary - Cementos Argos Caribbean General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Directors

Name	Present Principal Occupation	Business Address	Citizenship
Gustavo Adolfo Uribe	Cementos Argos Central America General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Gari Manuel de la Rosa	Cementos Argos Caribbean General Director	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian

Santiago Ramírez	CFO Argos Panamá	Llano Bonito, Santamaria Business District, Torre Argos, Piso 5, Ciudad de Panamá, Panamá	Colombian